UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Synthorx, Inc.

(Name of Subject Company)

Synthorx, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President, Chief Executive Officer and Director

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

(858) 750-4789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Synthorx, Inc., a Delaware corporation (“Synthorx” or the “Company”), with the Securities and Exchange Commission on December 23, 2019 relating to the offer by Sanofi, a French société anonyme (“Sanofi”) and Thunder Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi (“Purchaser”), to purchase all the issued and outstanding shares of Synthorx’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $68.00 per Share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note

Following the announcement of the proposed acquisition of the Company by Sanofi (the “Proposed Transaction”) and as of the date of this Amendment No. 2, two lawsuits have been filed by purported stockholders of the Company challenging the Proposed Transaction. The first lawsuit, a putative class action complaint, is captioned Kent v. Synthorx, Inc., et al., No. 1:20-cv-00010 (D. Del. filed Jan. 3, 2020). The second lawsuit, brought by the plaintiff individually, is captioned Blayer v. Synthorx, Inc., et al., No. 1:20-cv-00130 (E.D.N.Y. filed Jan. 7, 2020). The Blayer complaint names as defendants the Company and each member of the Company’s board of directors. The Kent complaint additionally names as defendants Sanofi and Purchaser.

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the complaints described above that any additional disclosure was or is required or material. All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Summary of Centerview Financial Analysis” on page 29 of the Schedule 14D-9 and replacing it with the following paragraph:

“The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated December 6, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Synthorx. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Synthorx or any other parties to the Transactions. None of Synthorx, Sanofi, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Synthorx do not purport to be appraisals or reflect the prices at which Synthorx may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 6, 2019 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Synthorx’s fully diluted Shares outstanding as of December 6, 2019, calculated based on approximately 32.4 million Shares outstanding and, using the treasury stock method, the dilutive impact of approximately 4.6 million options with a weighted average exercise price of $7.83 as of December 6, 2019 as set forth in the Internal Data.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the table under the heading “Selected Precedent Transaction Analysis” on page 31 of the Schedule 14D-9 and replacing it with the following table:

Date Announced	Target	Acquiror	Transaction Value (in millions)	1-Day Premium†
09/30/14	Alios BioPharma, Inc.	Johnson & Johnson	$1,750	NA
10/16/19	Achillion Pharmaceuticals, Inc.*	Alexion Pharmaceuticals, Inc.	735	73%
09/08/10	ZymoGenetics, Inc.	Bristol-Myers Squibb Company	770	84%
07/02/14	Seragon Pharmaceuticals Inc.*	Roche Holding AG	725	NA
06/17/13	Aragon Pharmaceuticals, Inc.*	Johnson & Johnson	650	NA
Median			$735	78%

*	Indicates transactions with contingent consideration. Transaction Values exclude contingent payments.
†	Premium based on unaffected date.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “Discounted Cash Flow Analysis” on pages 31–32 of the Schedule 14D-9 and replacing it with the following paragraph:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2019 using discount rates ranging from 12.5% to 14.5% (reflecting Centerview’s analysis of Synthorx’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and the mid-year convention: (i) the forecasted risk adjusted, after-tax unlevered free cash flows of Synthorx over the period beginning on January 1, 2020 and ending on December 31, 2041 (excluding revenues and expenses associated with Synthorx’s platform), utilized by Centerview as set forth in “—Certain Financial Projections”, (ii) an implied terminal value of Synthorx, calculated by Centerview by assuming that Synthorx’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of 80% year-over-year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience) and (iii) tax savings from usage of Synthorx’s estimated federal net operating losses of approximately $32.9 million as of December 31, 2018 and future losses (with 100% of net operating loss as of December 31, 2017 available to offset taxable income and net operating loss as of December 31, 2018 and onwards available to offset up to 80% of taxable income) as set forth in the Projections and (b) adjusting for (i) Synthorx’s estimated net cash balance of $137 million as of December 31, 2019, as set forth in the Internal Data, and (ii) the value of Synthorx’s platform, including THOR-809, based on the median pre-money enterprise valuation of a select set of pre-clinical companies in initial public offerings from 2017 to 2019 year to date.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Other Factors” on pages 32–33 of the Schedule 14D-9 and replacing it with the following paragraph:

“Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical closing trading prices of the Shares during the 52-week period ended December 6, 2019 (the last trading day before the public announcement of the Transactions), which reflected low and high closing prices for the Shares during this 52-week period of $11.49 and $25.03 per Share.

•

Stock price targets for the Shares in the most recent publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Shares ranging from $23.00 to $35.00 per Share with the median of such stock price targets being $27.00.

•

An analysis of premiums paid in the selected precedent transactions involving early-stage biopharmaceutical companies, as set forth above in “— Summary of Centerview Financial Analysis — Selected Precedent Transaction Analysis”, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 70% to 90% to the closing price of the Shares on December 6, 2019 (the last trading day before the public announcement of the Transactions) of $25.03, which resulted in an implied price range of approximately $42.55 to $47.55 per Share, rounded to the nearest $0.05.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 39 of the Schedule 14D-9 and replacing it with the following paragraph:

“On January 3 and 7, 2020, a putative class-action lawsuit (captioned Kent v. Synthorx, Inc., et al., No. 1:20-cv-00010 (D. Del. filed Jan. 3, 2020)) and individual lawsuit (captioned Blayer v. Synthorx, Inc., et al., No. 1:20-cv-00130 (E.D.N.Y. filed Jan. 7, 2020) challenging the Merger were filed in federal court (the “Stockholder Litigation”). The Blayer complaint names as defendants Synthorx and each member of our Board. The Kent complaint additionally names as defendants Sanofi and Purchaser. The complaints generally allege that our directors breached their fiduciary duties in connection with the proposed acquisition of Synthorx by Sanofi and Purchaser. The complaints also generally assert that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Synthorx to Sanofi and Purchaser at an inadequate price, (b) implementing an unfair process, (c) agreeing to certain provisions of the Merger Agreement that allegedly favor Sanofi and Purchaser and deter alternative bids; and (d) failing to disclose purportedly material information in the Schedule 14D-9. The Kent complaint additionally alleges that Sanofi and Purchaser aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNTHORX, INC.

By:	/s/ Laura Shawver
Laura Shawver, Ph.D.
President and Chief Executive Officer

Dated: January 15, 2020